     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1997
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION

                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                               CATALYTICA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------
             DELAWARE                              94-2262240
 (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
          INCORPORATION)

                              430 FERGUSON DRIVE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                             PHONE (415) 960-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                                RICARDO B. LEVY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CATALYTICA, INC.
                              430 FERGUSON DRIVE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                (415) 960-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------
                                  COPIES TO:
                             BARRY E. TAYLOR, ESQ.
                           DONNA M. PETKANICS, ESQ.
                             ARMANDO CASTRO, ESQ.
                            KEVIN M. GALLIGAN, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI
                           PROFESSIONAL CORPORATION
                              650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                (415) 493-9300

                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE

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                                          PROPOSED         PROPOSED
 TITLE OF EACH CLASS OF                    MAXIMUM          MAXIMUM
    SECURITIES TO BE      AMOUNT TO BE OFFERING PRICE      AGGREGATE        AMOUNT OF
       REGISTERED          REGISTERED  PER SECURITY(1) OFFERING PRICE(1) REGISTRATION FEE
-----------------------------------------------------------------------------------------
Warrants...............    6,635,263         $0               $0                $0
-----------------------------------------------------------------------------------------
Common Stock, $0.001 par
 value Underlying War-
 rants.................    6,635,263        $4.00         $26,541,052         $8,043
-------------------------------------------------------------------------------
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
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

                               EXPLANATORY NOTE

  This Registration Statement contains two prospectuses:

    (1) the "Primary Prospectus" covering the offering of the Warrants by the Registrant.

    (2) the "Warrant Exercise Prospectus" covering the issuance of Common Stock upon the exercise of the Warrants being offered hereby.

  The Warrant Exercise Prospectus is identical to the Primary Prospectus except for the following sections: the Outside Front Cover page and the Outside Back Cover page, copies of which are attached to this Registration Statement as pages A-1 and A-2, respectively. A current copy of the Warrant Exercise Prospectus may be obtained from the Company's transfer agent upon delivery of the Warrant Exercise Notice.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 31, 1997

                                CATALYTICA, INC.

                           COMMON STOCK PURCHASE WARRANTS
                              EXPIRING     , 1997

  Catalytica, Inc. (the "Company") will issue at no cost to holders of record
of its common stock, par value $0.001 per share (the "Common Stock"), on      ,
1997 (the "Record Date"), one Common Stock Purchase Warrant (a "Warrant") for each three shares of Common Stock held on the Record Date. No fractional Warrants will be issued and accordingly the number of Warrants to be issued to each holder will be rounded down to the nearest whole Warrant. Each Warrant entitles the holder to purchase, at any time prior to 5:00 p.m. (Pacific time)
on      , 1997 (the "Warrant Expiration Date"), one share of Common Stock at an exercise price of $4.00 per share (the "Warrant Price"). The issuance of the Warrants is referred to herein as the "Warrant Issuance."

  The Common Stock of the Company is traded on The Nasdaq National Market under the symbol "CTAL." On , 1997, the last reported sale price of the Company's
Common Stock on The Nasdaq National Market was $     per share. See "Price
Range of Common Stock." Prior to this Offering there has been no public market for the Warrants of the Company. Application has been made to have the Warrants approved for quotation on The Nasdaq National Market under the symbol "CTALW." See "The Warrant Issuance."

                                  -----------

  A PURCHASE OF THE COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                  -----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      UNDERWRITING
                                          WARRANT     DISCOUNTS AND  PROCEEDS TO
                                       EXERCISE PRICE COMMISSIONS(1)  COMPANY(2)
--------------------------------------------------------------------------------
Per Warrant..........................      $4.00          none          $4.00
--------------------------------------------------------------------------------
Total (3)............................   $26,541,052       none       $26,541,052
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Warrants are being issued directly by the Company, and no commissions or other remuneration is intended to be paid to any person for soliciting purchases of the shares of Common Stock underlying the Warrants.

(2) Before deducting expenses payable by the Company estimated at $400,000.

(3) Assumes exercise of all Warrants to be issued hereby.

                                  -----------

                  The date of this Prospectus is       , 1997

  A Warrant Certificate evidencing the total number of shares of Common Stock a stockholder is entitled to purchase is being sent with this Prospectus to each stockholder entitled to participate in this Warrant Issuance.

  To the extent a stockholder does not exercise his Warrants, his percentage equity interest in the Company and his voting power will be reduced. See "The Warrant Issuance--Summary of Anticipated Effects of the Warrant Issuance; Dilution."

  The Warrants may not be exercised or sold by any person, and neither this Prospectus nor any Warrant shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transactions would be unlawful. See "The Warrant Issuance--State and Foreign Securities Laws."

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

  Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company, the Warrants and the Common Stock, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed with the Commission and are incorporated herein by reference:

  1. The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996 filed with the Commission on April 28, 1997.

  2. The Company's Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 1997 filed on June 4, 1997.

  3. The Company's Proxy Statement dated July 16, 1997 in connection with the 1997 Annual Meeting of Stockholders filed on July 18, 1997.

  4. Description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 11, 1992, as amended November 19, 1996 and July 29, 1997.

  5. Description of the Company's Preferred Share Purchase Rights contained in the Company's Registration on Form 8-A filed with the Commission on July 29, 1997.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus, without exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to Manager, Corporate Marketing and Communications, Catalytica, Inc., 430 Ferguson Drive, Mountain View, California 94043, telephone number (408) 960-3000.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the related notes thereto appearing elsewhere in this Prospectus. See "Risk Factors" for information that should be considered by prospective investors.

                                  THE COMPANY

  Catalytica, Inc. (the "Company") is developing and offering to its customers advanced products that use the Company's proprietary catalytic technologies to yield economic and environmental benefits by lowering manufacturing costs and reducing hazardous byproducts. Catalytica currently is focused on applying its technologies to two primary areas: (i) improving production of pharmaceutical intermediates and bulk actives and (ii) developing advanced combustion systems to reduce toxic emissions generated by natural gas turbines. To pursue these opportunities, the Company has created two operating subsidiaries, Catalytica Pharmaceuticals and Catalytica Combustion Systems, Inc. ("Combustion Systems"). In addition to market focus, the formation of subsidiaries provides increased flexibility for strategic financial arrangements and business partnerships.

  Catalytica Pharmaceuticals develops and uses its technology base to develop proprietary manufacturing processes which it uses for the more cost-effective and environmentally benign production of pharmaceutical intermediates. Catalytica Pharmaceuticals manufactures products for several leading pharmaceutical companies, including Pharmacia & Upjohn, Inc. ("Pharmacia & Upjohn"), Merck & Co. ("Merck") and Pfizer, Inc. ("Pfizer"). Catalytica Pharmaceuticals also is producing an intermediate for Novartis (formerly Sandoz) under a supply agreement entered into at the time the Company purchased its manufacturing plant from Novartis in 1993. Catalytica Pharmaceuticals is capitalizing on market opportunities created by major changes that are occurring in the pharmaceutical industry that are causing pharmaceutical companies to outsource certain manufacturing activities. These changes include increased pricing pressures on pharmaceutical companies, the need to shorten drug development cycles and more stringent environmental and FDA regulations.

  On July 31, 1997, Catalytica Pharmaceuticals, Inc. (formerly Catalytica Fine Chemicals, Inc.), a subsidiary of the Company, acquired from Glaxo Wellcome Inc. a pharmaceutical manufacturing facility (the "Facility") located in Greenville, North Carolina (the "Acquisition"), in exchange for (i) $246.6 million in cash subject to a post-closing adjustment based on closing date inventory levels; (ii) 250,000 shares of Junior Preferred Stock of Catalytica Pharmaceuticals; (iii) warrants to purchase 2,000,000 shares of the Company's Common Stock at an exercise price of $12.00 per share and (iv) 10% of the earnings before interest and taxes in excess of an aggregate cumulative amount of $10 million attributable to the sterile products portion of the Facility, up to an aggregate cumulative payment to Glaxo Wellcome of an additional $25.0 million. In connection with the Acquisition, Glaxo Wellcome and Catalytica Pharmaceuticals have entered into a supply agreement under which Catalytica Pharmaceuticals will manufacture products for Glaxo Wellcome over the next one and a half years for secondary products and over the next five years for primary products (the "Supply Agreement").

  Combustion Systems is developing its XONON Flameless Combustion system ("XONON System") to reduce or eliminate certain toxic emissions produced by natural gas turbines, including NOx, carbon monoxide and unburned hydrocarbons. Combustion Systems' proprietary products are being developed for use by utilities and other manufacturers and users of power generation systems. Combustion Systems is currently working with leading turbine manufacturers, including: General Electric in large turbines; Allison, a subsidiary of Rolls Royce, and Solar, a subsidiary of Caterpillar, Inc., in medium size turbines; and, through GENXON Power Systems, LLC, the Company's new joint venture company, AGC, in small Kawasaki turbines for cogeneration applications.

  The Company's executive offices are located at 430 Ferguson Drive, Mountain View, California 94043 and its telephone number is (408) 960-3000.

                              THE WARRANT ISSUANCE

  The Company is distributing at no cost to holders of record of its Common Stock on the Record Date, one Warrant for each three shares of Common Stock held on the Record Date. No warrants to purchase fractional shares will be issued and accordingly the number of Warrants to be issued to each holder will be rounded down to the nearest whole number of Warrants.

 Description............. Each Warrant entitles the holder to purchase at an exercise price of $4.00 one share of Common Stock. On
                          July   , 1997 the closing price of the Common Stock
                          on The Nasdaq National Market was $   per share. See
                          "The Warrant Issuance."

Record Date.............     , 1997 (the "Record Date").
 Warrant Expiration
  Date................... 5:00 p.m. (Pacific time),     , 1997 (the "Warrant
                          Expiration Date").

 Nasdaq National Market
  Symbols................ Common Stock . . . . . . . . . . . "CTAL"
                          Warrants  . . . . . . . . . . . . . . . . "CTALW"
                          (proposed)

 Capital Stock
 Outstanding
  Prior to the Warrant
  Dividend............... Approximately 49,905,790 shares.(1)

 Capital Stock
 Outstanding  after the
 Warrant  Dividend....... Approximately 51,541,042 shares, assuming the exercise of all Warrants.(1)(2)

 Use of Proceeds......... The maximum net proceeds to the Company from the sale of the Common Stock issuable upon exercise of the
                          Warrants are estimated to be approximately
                          $26.5 million (assuming all of the shares of Common
                          Stock offered hereby are purchased pursuant to the
                          exercise of the Warrants and after deducting
                          estimated expenses of the Warrant Issuance). The
                          Company intends to use the net proceeds from the
                          exercise of the Warrants to repurchase up to an
                          aggregate of 5,000,000 shares of its Class B Common
                          Stock issued to Morgan Stanley Capital Partners III,
                          L.P., Morgan Stanley Capital Investors, L.P., and
                          MSCP III 892 Investors, L.P. (collectively "MSCP") on
                          July 31, 1997. The repurchase price will be $4.75 per
                          share, if such repurchase is consummated prior to
                          November 30, 1997, and $5.00 per share, if
                          consummated after November 30, 1997 and prior to May
                          31, 1998. The Class A Common Stock and Class B Common
                          Stock may not be repurchased after May 31, 1998. See
                          "The Warrant Issuance" and "Use of Proceeds."

 Risk Factors............ An investment in the Common Stock issuable upon exercise of the Warrants involves a high degree of
                          risk. See "Risk Factors."

--------
(1) Based on the number of shares of Common Stock outstanding on July 31, 1997. Includes 13,270,000 shares of Class A Common Stock and 16,730,000 shares of
    Class B Common Stock. Excludes options to purchase     shares of Common
    Stock outstanding as of the Record Date.
(2) Excludes 5,000,000 shares of Class B Common Stock that the Company intends to repurchase with the proceeds of the Warrant Issuance.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including those statements which have been identified by an asterisk ("*") and other statements regarding the Company's strategy, financial performance and revenue sources. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before making a decision to purchase the Common Stock underlying the Warrants.

  History of Operating Losses and Uncertainty of Future Results. The Company's business has not been profitable to date, and as of March 31, 1997, the Company had an accumulated deficit of $50.5 million. To achieve profitable operations, Catalytica must successfully manage the operations of the Facility, and, to a lesser extent, successfully develop, manufacture, introduce and market or license its combustion systems and catalytic processes. The Company's success will depend on its ability to complete the transition from emphasizing research and development to full commercialization and sale of its products. The Company began manufacturing, marketing and selling pharmaceutical intermediates in 1994 and, pursuant to the Acquisition of the Facility, will substantially increase its manufacturing of pharmaceutical intermediates in 1997.

  The additional facilities, employees and business volumes resulting from the Acquisition will substantially increase the expenses and working capital requirements and place substantial burdens on the Company's management resources. Furthermore, the success of the Acquisition and the Company's future results depend, in significant part, on the levels of manufacturing business developed by Catalytica Pharmaceuticals. In the event Catalytica Pharmaceuticals does not obtain additional new customers, which could involve additional business from Glaxo Wellcome, on terms sufficient to offset the costs associated with operating and maintaining the Facility, and with servicing the debt incurred in connection with the acquisition of the Facility, the Company's consolidated results of operations and financial condition would be materially adversely affected.

  Due to the size of the Acquisition, the results of operations of Catalytica Pharmaceuticals will have a material effect on the consolidated results of operations of the Company, and the results of operations of the Company's other businesses will be insignificant for the remainder of 1997 and 1998.* The anticipated revenues from the Supply Agreement with Glaxo Wellcome are expected to allow the Company to achieve profitable operations for Catalytica Pharmaceuticals for the remainder of 1997 and for 1998.* After 1998, Catalytica Pharmaceuticals' profitability will depend on its success and timing in obtaining new customers, including possible new agreements with Glaxo Wellcome.* The Company anticipates that its income (loss) per share will be adversely affected in the second half of 1997, when it expects to repurchase up to 5,000,000 shares of its Class B Common Stock from MSCP at a price of $4.75 per share with the proceeds of the Warrant Issuance. Manufacturing at the Facility is conducted in three district operations: primary, secondary and sterile. There is excess manufacturing capacity available at the primary facility beginning in mid 1998 and based on marketing efforts to date Catalytica Pharmaceuticals expects it will have one or more customers for some or all of the unused primary facility beginning in mid 1998.* There is substantial excess manufacturing capacity immediately available at the secondary and sterile facilities, but because of the long lead times required to obtain necessary regulatory approvals to manufacture secondary and sterile products at these facilities, Catalytica Pharmaceuticals does not anticipate additional significant revenue from such facilities until 1998 or 1999 at the earliest. Catalytica Pharmaceuticals' inability to fill additional available capacity or to reduce costs in conjunction with lower levels of capacity utilization would have a material adverse effect on the Company's results of operations.

  Management of Substantially Increased Operations and Need for New Computer System. The Company currently expects that revenues from the operation of the Facility will represent a substantial portion of the Company's consolidated revenues for the foreseeable future. The acquisition of the Facility and the associated Supply Agreement are expected to expand Catalytica Pharmaceuticals' revenues from $16.3 million during 1996 to an annualized revenue rate in excess of $300 million in the second half of 1997 and in 1998.* Existing management has only limited prior experience in managing a large and geographically dispersed operation. The Company expects to experience certain inefficiencies as it begins managing and integrating the operations of the Facility. Computer systems are used at the Facility to properly track and record the processing and distribution of products according to drug form, dose, packaging and destination. Catalytica Pharmaceuticals believes that based on anticipated changes in operations, the nature of serving multiple customers and the nature of being a contract manufacturer versus an integrated pharmaceutical company, that it will need to replace the computer system that is currently used at the Facility over the next several years. The Company will need to carefully plan a transition to a new computer system to avoid any disruption to its business. If the transition is not successfully executed, it could have a material adverse effect on the Company's results of operations.

  Reliance on Relationship with Glaxo Wellcome. Catalytica Pharmaceuticals estimates that aggregate payments by Glaxo Wellcome under the Supply Agreement will total approximately $800 million, which include guaranteed revenues plus the cost of raw materials.* The annual level of guaranteed revenues declines significantly after 1998, but is expected to continue to represent a significant source of revenue for Catalytica Pharmaceuticals.* Catalytica Pharmaceuticals is substantially dependent on Glaxo Wellcome for the next two and one half years and will continue to be dependent on Glaxo Wellcome in part thereafter until the end of the term of the Supply Agreement. Catalytica Pharmaceuticals' business and the Company's consolidated results of operations would be adversely affected if Catalytica Pharmaceuticals does not successfully perform its obligations under the Supply Agreement. This could result in increased costs to the Company or in possible termination of the Supply Agreement by Glaxo Wellcome.

  New Operating Strategy and Need to Hire Additional Personnel. The Facility has been operated primarily as a captive manufacturing facility by Glaxo Wellcome with only a limited portion of the Facility devoted to third party manufacturing. Accordingly, the employees currently operating the Facility and the manager hired to manage the operations of the Facility have limited prior experience in conducting operations as a third party manufacturer. There is limited infrastructure and an insufficient number of personnel at the Facility currently involved in sales and marketing, research and development, payroll, purchasing, accounting and information systems functions. The Company will need to establish and maintain the appropriate infrastructure and hire and train qualified personnel to perform these functions at the Facility. There can be no assurance that the Company will successfully establish the infrastructure or be able to hire qualified personnel in a timely fashion. There can be no assurance that Catalytica Pharmaceuticals will be able to establish a successful sales and marketing capability. Any failure to successfully establish these capabilities at the Facility on a timely basis would have a material adverse effect on the Company's consolidated results of operations.

  Dependence on Key Personnel. The Company's success is dependent on the retention of principal members of its management and scientific staff and on the ability to continue to attract, motivate and retain additional key personnel. Competition for such key personnel is intense, and the loss of the services of key personnel or the failure to recruit necessary additional personnel could have a material adverse effect on the Company's operations and on its research and development efforts. The Company does not have non-competition agreements with any of its key employees. The Company's anticipated expansion into areas and activities requiring additional expertise, such as manufacturing, marketing and distribution, are expected to place increased demands on the Company's resources. These activities are expected to require the addition of new personnel with expertise in these areas and the development of additional expertise by existing personnel. The successful integration of the Facility with the operations of Catalytica Pharmaceuticals will be significantly dependent upon Catalytica Pharmaceuticals' ability to attract and retain the personnel (including former Glaxo Wellcome employees) necessary to effectively integrate, and thereafter operate, the combined businesses. In this regard, Catalytica Pharmaceuticals has hired certain key managers of the Facility. Any failure on the part of Catalytica Pharmaceuticals to attract or retain necessary personnel would have a material adverse effect on the Company's consolidated results of operations.

  Uncertainties Related to Combustion Systems Business. The Company, through its subsidiary Catalytica Combustion Systems, Inc. ("CCSI"), and the GENXON joint venture, is still conducting research and development on its combustion systems. Prior to commercialization of its combustion systems, the Company's products will be required to undergo rigorous testing by turbine manufacturers. Ultimate sales of the Company's combustion system products will depend upon the acceptance and use of the Company's technology by a limited number of turbine manufacturers and the Company's ability to enter into commercial relationships with these manufacturers. The Company's subsidiary, CCSI, is currently working with leading turbine manufacturers, including:
General Electric in large turbines, Allison Engine Co., a subsidiary of Rolls Royce, and Solar, a subsidiary of Caterpillar, Inc., in medium size turbines. In addition, through its joint venture company GENXON, CCSI is developing complete combustor systems for Affiliated Group of Companies (AGC), to be used on small Kawasaki Heavy Industries turbines for mobile cogeneration applications. GENXON is also developing complete combustor systems utilizing Catalytica's combustion technology for end users to be retro fitted on older out-of-warranty turbines no longer supported by OEM's. Neither the Company, its subsidiary CCSI, nor the joint venture company GENXON have formal long-term agreements in place with many of these companies. The Company's ability to complete research and development and introduce commercial systems for these markets would be adversely affected if any of these companies terminated its relationship with the Company or GENXON. If such terminations occurred, there is no assurance as to whether the Company could enter into a similar relationship with another manufacturer.

  The Company currently has limited manufacturing and marketing capability for its combustion products. The Company's existing facilities are inadequate for commercial production of the combustion products under development, and to the extent that the Company chooses to produce commercial quantities of its products, the Company will be required to develop or acquire manufacturing capability. In order to market any of its combustion system products, the Company will be required to develop marketing capability, either on its own or in conjunction with others. There can be no assurance that the Company will be able to manufacture its products successfully or develop an effective marketing and sales organization. In addition, some of the Company's combustion systems and processes are expected to be sold as components of large systems such as natural gas turbines for electric power plants. Accordingly, the rate of adoption of the Company's systems and processes may depend in part on economic conditions which affect capital investment decisions, as well as the regulatory environment. There can be no assurance that the Company's combustion products will be economically attractive when compared to competitive products.

  In October 1996 Combustion Systems and Woodward Governor Company formed a Delaware limited liability company in connection with a 50/50 joint venture to serve the gas turbine retrofit market for installed, out-of-warranty engines. The new company, GENXON(TM) Power Systems, LLC ("GENXON"), will initially provide gas turbine fleet asset planning and utilization services for both power generation and mechanical drive markets. GENXON plans to deliver an integrated product portfolio which includes Combustion Systems' system for ultra low NOx emissions, Woodward's control systems, turbine overhaul and upgrades, as well as contract maintenance and service. Unlike Catalytica Combustion Systems' efforts to date which have focused only on the design of the catalyst assembly, GENXON is developing entire combustion systems. The development of complete combustion systems by GENXON to serve the retrofit market will require the design of new combustion chambers to be retrofitted on existing turbines. This new combustion chamber will incorporate a XONON catalyst. There can be no assurance that GENXON will be successful in developing new combustion chambers that will work in lieu of the current design that does not incorporate a catalyst. There can be no assurance that GENXON's products will be economically attractive when compared to competitive products.

  Future Capital Requirements and Uncertainty of Additional Funding; Increased Leverage. The Company's operations to date have required substantial amounts of cash. As part of the financing of the Acquisition, Catalytica Pharmaceuticals incurred approximately $140 million of long-term indebtedness. The Company and its subsidiaries have guaranteed this indebtedness. As a result of this increased leverage, Catalytica Pharmaceuticals' principal and interest obligations will be increased substantially. The Company anticipates that cash flows associated with the Supply Agreement will be sufficient to reduce indebtedness incurred in connection with the Acquisition to a level supportable by the current assets of the Company. The degree to which Catalytica Pharmaceuticals is leveraged could adversely affect Catalytica Pharmaceuticals' and the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make Catalytica Pharmaceuticals and the Company more vulnerable to economic downturns and competitive pressures. The

Company's future capital requirements will depend on many factors, including Catalytica Pharmaceuticals level of business beyond the Supply Agreement with Glaxo Wellcome, the rate of commercialization of the Company's catalytic combustion systems, and the need to expand manufacturing capacity for pharmaceutical or combustion systems business. Adequate funds for future operations, whether from the financial markets or from collaborative or other arrangements, may not be available when needed or on terms acceptable to the Company and, if available or acceptable to the Company, may result in significant dilution to existing stockholders.

  Risk of Product Liability. Although Catalytica Pharmaceuticals intends to seek indemnification from its customers for any product liability claims that may result from the pharmaceutical products it produces, there can be no assurance that Catalytica Pharmaceuticals will not ultimately be found liable for any product liability claims regarding products it manufactures. Catalytica Pharmaceuticals expects it will be required to indemnify its customers for product liability claims if a manufacturing defect results in injury. There can be no assurance that Catalytica Pharmaceuticals will be able to obtain or maintain product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities. If Catalytica Pharmaceuticals is found liable in a product liability claim and the Company does not have adequate product liability insurance or indemnification, the Company's consolidated results of operations could be materially adversely effected. Additionally, under the Supply Agreement, Catalytica Pharmaceuticals will be obligated to maintain $100,000,000 of product liability insurance. If Catalytica Pharmaceuticals does not meet this requirement, it would be considered a default under the Supply Agreement.

  Hazardous Materials and Environmental Matters. The Company's research and development activities and fine chemicals manufacturing involve the use of many hazardous chemicals. The use of such chemicals will significantly increase as a result of the acquisition of the Facility from Glaxo Wellcome. The Company is subject to extensive federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and associated waste products. The Company believes that its properties and operations comply in all material respects with applicable environmental laws; however, the risk of environmental liabilities cannot be completely eliminated. Public awareness of environmental issues has increased the impact of such laws on the conduct of manufacturing operations and ownership of property. Any failure by the Company to comply with present or future environmental laws could result in cessation of portions or all of the Company's operations, impositions of fines, restrictions on the Company's ability to carry on or expand its operations, significant expenditures by the Company to comply with environmental laws and regulations, and/or liabilities in excess of the resources of the Company. The Company has environmental impairment insurance with regard to first party and third party liability in the amount of $25,000,000 (with a $1,000,000 retention) with respect to the Facility only. There can be no assurance that the Company will not be required to make renovations or improvements to comply with environmental laws and regulations in the future. The Company's operations, business or assets could be materially adversely affected in the event such environmental laws or regulations require the Company to modify current facilities substantially or otherwise limit the Company's ability to conduct or expand its operations.

  Catalytica Pharmaceuticals expects that significant expenditures may be incurred at the Facility as a result of new environmental regulations currently under consideration. The United States Environmental Protection Agency (the "EPA") is considering new regulations for the pharmaceutical industry under the authority of the federal Clean Air Act. These proposed regulations would require the installation of "Maximum Achievable Control Technology" for certain hazardous air pollutant emissions sources ("Pharmaceutical MACT"). The EPA is also considering changes to its particulate matter emissions regulations as well as regulation of certain ozone precursor emissions. As these rules are in the early stages of consideration by the EPA, and as there can be no assurance of their adoption, the additional cost of complying with such regulations cannot be determined at this time. There can be no assurance that Catalytica Pharmaceuticals will not be required to make additional renovations or improvements to comply with environmental laws and regulations in the future. Catalytica Pharmaceuticals' operations, business and assets could be materially adversely affected in the event such environmental laws or regulations require Catalytica Pharmaceuticals to modify the current Facility substantially or otherwise limit Catalytica Pharmaceuticals' ability to conduct or expand its operations.

  Current and Potential Environmental Contamination at Catalytica Pharmaceuticals' Two Sites. The Company through a subsidiary leases the land on which its Bayview facility in East Palo Alto, California is located from Rhone Poulenc, Inc., ("Rhone Poulenc"). The past activities of Rhone Poulenc's predecessor caused significant soil and groundwater contamination of the facility and a down gradient area located along the San Francisco Bay. Consequently, the site is subject to a clean up and abatement order issued by the Bay Area Regional Water Quality Control Board ("RWQCB") which currently requires stabilization, containment and monitoring of the arsenic and volatile organic contamination at the site and surrounding areas. The ground lease between Rhone Poulenc and the Company includes an indemnity by Rhone Poulenc against any costs and liabilities that the Company might incur to fulfill the RWQCB order and to otherwise address the contamination that is the subject of the order. The Company also has obtained an indemnification from Novartis (the immediately preceding owner/operator of the facility) against any costs and liability the Company may incur with respect to any contamination caused by Novartis' operations. However, there can be no assurance that the Company will not be held responsible with respect to the existing contamination or named in an action brought by a governmental agency or a third party because of such contamination. If the Company is held responsible and it has contributed to the contamination, it will be liable for any damage to third parties, and will be required to indemnify Rhone Poulenc and Novartis for any additional clean up costs or liability they may incur, with respect to the contamination caused by the Company. The determination of the existence and additional cost of any such incremental contamination contribution by the Company could involve costly and time-consuming negotiations and litigation. Further, any such incremental contamination by the Company or the unenforceability of either of the indemnity agreements described above could materially adversely affect the Company's business and results of operations.

  Glaxo Wellcome has been working with the EPA and the North Carolina Department of Environment, Health and Natural Resources (the "NCDEHNR") to investigate, identify and remediate contamination in the soil and groundwater at the Facility. This investigation, carried out pursuant to the federal Resource Conservation and Recovery Act, has identified 16 different areas of the Facility where contamination has or may have occurred. Of these 16 areas, at least five have been identified as requiring further investigation and remediation by NCDEHNR ("Site Contamination"). Contaminants found in the soil and groundwater at the Facility include solvents, petroleum hydrocarbons and pesticides. As the new owner of the Facility, Catalytica Pharmaceuticals will become liable for such contamination. Although it is unknown at this time what further remediation will be required at the Facility and the cost of such remediation, Glaxo Wellcome has agreed to be primarily liable for any contamination at the Facility site prior to the closing of the Acquisition and to perform, at its cost, the remediation required by law for contamination of the soil and groundwater existing at the Facility as of the Closing. The Environmental Agreement with Glaxo Wellcome also requires Catalytica Pharmaceuticals to provide access to the Facility and certain facility services as required for the remediation, subject to reimbursement by Glaxo Wellcome. However, there can be no assurance that the Company or Catalytica Pharmaceuticals will not incur unreimbursed costs or suffer an interference with ongoing operations as a result of Glaxo Wellcome's remediation activities or the existence of contamination at the Facility. In addition, the Company's future development of the Facility may be limited by the existence of contamination or Glaxo Wellcome's remediation activities. There also can be no assurance that Catalytica Pharmaceuticals' ongoing operations at the Facility will not cause additional contamination. The determination of the existence and cost of any such additional contamination contributed by Catalytica Pharmaceuticals of the Company could involve costly and time-consuming negotiations and litigation. Furthermore, any such contamination caused by Catalytica Pharmaceuticals or the Company could materially adversely affect the business, results of operations and financial condition of Catalytica Pharmaceuticals and the consolidated results of operations and financial condition of the Company.

  In addition, a significant amount of asbestos containing material ("ACM") is present at the Facility. Catalytica Pharmaceuticals believes that the ACM, in its present condition, does not require abatement. Abatement will only be required if and as renovations are performed in those areas containing ACM. Catalytica Pharmaceuticals cannot presently predict whether, when or to what extent it may need or desire to renovate areas of the Facility containing ACM. However, should such renovations be necessary, the additional costs could be substantial. The cash consideration for the Facility was reduced by approximately $6,400,000, in exchange for the assumption by the Company and Catalytica Pharmaceuticals of the liability associated with the abatement of ACM present at the Facility. There is no assurance that such amount will be adequate to cover the costs associated with any future abatement of ACM at the Facility. See also "Hazardous Materials and Environmental Matters."

  Catalytica Pharmaceuticals' Compliance with FDA Regulations. Many of the fine chemicals products Catalytica Pharmaceuticals manufactures, or will manufacture in the future, and the final drug products in which they are used are subject to regulation for safety and efficacy by the FDA and foreign regulatory authorities before such products can be commercially marketed. The process of obtaining regulatory clearances for marketing is uncertain, costly and time consuming. Catalytica Pharmaceuticals cannot predict how long the necessary regulatory approvals will take or if its customers will ever obtain such approval for their products. To the extent Catalytica Pharmaceuticals' customers do not obtain the necessary regulatory approvals for marketing new products, Catalytica Pharmaceuticals' fine chemicals product sales will be adversely affected.

  Upon completion of the Acquisition, Catalytica Pharmaceuticals intends to manufacture bulk actives. To do so, Catalytica Pharmaceuticals would be required to comply with the FDA's current Good Manufacturing Practices ("cGMP") regulations, and certain of Catalytica Pharmaceuticals' customers may also require Catalytica Pharmaceuticals to adhere to cGMP regulations, even if not required by the FDA. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort in production, recordkeeping and quality control to ensure that the product meets applicable specifications and other requirements. The FDA periodically inspects drug manufacturing facilities to ensure compliance with applicable cGMP requirements. Failure to comply subjects the manufacturer to possible FDA action, such as suspension of manufacturing. The FDA also may require the submission of any lot of the product for inspection and may restrict the release of any lot that does not comply with FDA regulations, or may otherwise order the suspension of manufacture, recall or seizure. If the Acquisition is completed, Catalytica Pharmaceuticals will also be required to comply with cGMP requirements for the facility. Failure of Catalytica Pharmaceuticals' customers to obtain and to maintain FDA clearance for marketing of the products manufactured by Catalytica Pharmaceuticals, or failure of Catalytica Pharmaceuticals to comply with cGMP regulations as required by the FDA or Catalytica Pharmaceuticals' customers, would have a material adverse effect on the Company's results of operations.

  Influence of Environmental Regulations on Rate of Commercialization. The rate at which the Company's catalytic combustion systems are adopted by industrial companies will be heavily influenced by the enactment and enforcement of environmental regulations at the federal, state and local levels. Current federal law governing air pollution generally does not mandate the specific means for controlling emissions, but instead, creates ambient air quality standards for individual geographic regions to attain through individualized planning on a regional basis in light of the general level of air pollution in the region. Federal law requires state and local authorities to determine specific strategies for reducing emissions or specific pollutants. Among other strategies, state and local authorities in all areas which do not meet ambient air quality standards must adopt performance standards for all major new and modified sources of air pollution. The more polluted the air in a particular region has become, the more stringent such controls must be. The Company's revenues will depend, in part, on the standards, permit requirements and programs these state and local authorities promulgate for reducing emissions (including emissions of NOx) addressed by the Company's combustion and monitoring products systems. Demand for the Company's systems and processes will be affected by how quickly the standards are implemented and the level of reductions required. Certain industries or companies may successfully delay the implementation of existing or new regulations or purchase or acquire emissions credits from other sources, which could delay or eliminate their need to purchase the Company's systems and processes. Moreover, new environmental regulations may impose different requirements which may not be met by the systems and processes being developed by Catalytica or which may require costly modifications of the Company's products. The United States Congress is currently reviewing existing environmental regulations. There can be no certainty as to whether Congress will amend or modify existing regulations in a manner that could have an adverse effect on demand for the Company's combustion system products.

  Competition and Technological Change. There are numerous competitors in a variety of industries in the United States, Europe and Japan which have commercialized and are working on technologies that could be competitive with those under development by the Company, including both catalytic and other technological approaches. Some of these competitive products are in more advanced stages of development and testing. The Company's competitors may develop technologies and systems and processes that are more effective than those being developed by the Company or that would render the Company's technology and systems and processes less competitive or obsolete. In the fine chemicals market, the Company faces its primary competition from pharmaceutical companies that produce their own fine chemicals and from other fine chemicals manufacturers such as Lonza AG and DSM Fine Chemicals. In the combustion systems market, the Company faces its primary competition from large gas turbine power generation manufacturers, such as General Electric Co. ("General Electric"), Allison Engine Company ("Allison") and Solar Turbines Incorporated ("Solar"), each of which is developing competing DLN systems for their own turbines. Many of the Company's competitors in the combustion systems market are also potential customers of the Company, and the Company expects to rely on these potential customers to help commercialize its products. Most of these competitors have greater research and development capabilities, financial resources, managerial resources, marketing experience and manufacturing experience than the Company. If these companies are successful in developing such products, the Company's ability to sell its systems and processes would be materially adversely affected. Further, since many of the Company's competitors are existing or potential customers, the Company's ability to gain market share may be limited.

  Patents and Intellectual Property. The Company has an active program of pursuing patents for its inventions in the United States and in markets throughout the world relevant to its business areas. The Company has 38 United States patents and 13 pending United States patent applications, plus 70 foreign patents and patent applications.

  The Company's success will depend on the ability to continue to obtain patents, protect trade secrets and operate without infringing on the proprietary rights of others in the United States and other countries. There can be no assurance that the Company's patent applications will result in the issuance of any patent, that any of the Company's existing patents or any patents that may be issued in the future will provide significant proprietary protection, that any such patents will be sufficiently broad to protect the Company's technology, or that any such patents will not be challenged, circumvented or invalidated. There can also be no assurance that the patents of others will not have an adverse effect on the Company. Others may independently develop similar systems or processes or design around patents issued to the Company. In addition, the Company may be required to obtain licenses to patents or other proprietary rights. The Company cannot assure that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If Catalytica requires and does not obtain such licenses, it could encounter delays in system or process introductions while it attempts to design around such patents, or it could find that the development, manufacture, sale or licensing of systems or processes requiring such licenses could be foreclosed. The Company could incur substantial costs in defending itself or its licensees in litigation brought by others or prosecuting infringement claims against third parties. The Company could incur substantial costs in interference proceedings declared by the United States Patent and Trademark Office in connection with one or more of the Company's or third parties' patents or patent applications, and those proceedings could also result in an adverse decision as to the priority of the Company's inventions. The Company also protects its proprietary technology and processes in part by confidentiality agreements with its collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

  Concentration of Ownership. Prior to the Warrant Issuance, Morgan Stanley Capital Partners III, L.P. and two affiliated funds (collectively, "MSCP") beneficially own approximately 40% of the voting control of the Company and 60% of the outstanding capital stock of the Company. Upon completion of the contemplated repurchase by the Company of 5,000,000 shares of Class B Common Stock from MSCP, MSCP will beneficially own approximately 40% of the voting control of the Company and 48.5% of the outstanding capital stock of the Company. As a result, MSCP is able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of all significant corporate transactions such as any merger, consolidation or sale of all or substantially all of the Company's assets. Moreover, the Company has granted to MSCP certain contractual rights, including representation on the Company's Board of Directors and committees of the Board of Directors, that will give MSCP additional rights to participate in certain actions to be taken by the Company. Such concentration of ownership and contractual rights may have the effect of delaying, deferring or preventing a change of control of the Company. The sale by MSCP of shares of the Company's capital stock could constitute a change of control under the Company's credit agreement which would trigger a default of the agreement. MSCP has agreed not to trigger a change of control under the credit agreement. In addition, such concentration of ownership and contractual rights could allow MSCP to prevent significant corporate transactions. In addition, Glaxo Wellcome owns approximately 1.5% of the outstanding capital stock of Catalytica Pharmaceuticals and owns a warrant to purchase 2,000,000 shares of Common Stock which represents approximately 3.8% of the Company's outstanding capital stock.

  Uncertainty of Stock Price After Warrant Issuance. The Company cannot be certain what effect the issuance of up to 6,635,263 shares of Common Stock pursuant to the Warrant Issuance at $4.00 per share, combined with the planned repurchase of up to 5,000,000 shares of Class B Common Stock, will have on the
market price of the Common Stock. On       , 1997, the last reported sale
price of the Common Stock on The Nasdaq National Market was $       per share.

  Registration of Additional Shares; Shares Eligible For Future
Sale. Beginning after July 1, 1998, MSCP has registration rights with respect to the shares of Common Stock issuable upon conversion of the Class A Common Stock and Class B Common Stock owned by it. Future resales in the public market of the Common Stock by MSCP (whether pursuant to the registration rights or otherwise) could adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS

  The maximum net proceeds to the Company from the sale of the Common Stock issuable upon exercise of the Warrants are estimated to be approximately $26.5 million (assuming all of the shares of Common Stock offered hereby are purchased pursuant to the exercise of the Warrants and after deducting estimated expenses of the Warrant Issuance). The Company intends to use the net proceeds from the exercise of the Warrants to repurchase up to an aggregate of 5,000,000 shares of its Class A Common Stock and Class B Common Stock issued to MSCP on July 31, 1997. The repurchase price will be $4.75 per share, if such repurchase is consummated on or prior to November 30, 1997, and $5.00 per share, if consummated after November 30, 1997 and prior to May 31, 1998. The Class A Common Stock and Class B Common Stock may not be repurchased after May 31, 1998. Remaining proceeds, if any, of the Warrant Issuance will be used for general corporate purposes.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) as of June 30, 1997, (ii) as adjusted to give effect to the issuance of the Class A Common Stock and Class B Common Stock and the incurrence of long term debt in connection with the acquisition of the manufacturing facility from Glaxo Wellcome Inc. on July 31, 1997, and (iii) pro forma as adjusted to give effect to the sale and issuance of the shares of Common Stock underlying the Warrants offered by the Company hereby, assuming the exercise of all of the Warrants (based on the Warrant Price of $4.00 per share and after deducting the estimated offering expenses), and the application of the net proceeds therefrom to repurchase 5,000,000 shares of Class A Common Stock and Class B Common Stock (assuming a $4.75 per share repurchase price). See "Use of Proceeds."

                                                   AS OF JUNE 30, 1997
                                           ------------------------------------
                                                      AS ADJUSTED   PRO FORMA,
                                           ACTUAL   FOR ACQUISITION AS ADJUSTED
                                           -------  --------------- -----------
                                                      (IN THOUSANDS)
Long-term debt...........................    1,285      139,941(1)    139,941(1)
Non-current deferred revenue.............    4,287        4,287         4,287
Other accrued liabilities................      --         6,400(3)      6,400
Minority interest........................    8,000       11,000(4)     11,000
Class A Common Stock, $.001 par value;
 30,000,000 shares authorized, 13,320,000
 issued and outstanding actual and pro
 forma as adjusted(2)....................      --        52,170(1)     52,170
Class B Common Stock, $.001 par value;
 17,000,000 shares authorized, 16,680,000
 issued and outstanding actual,
 11,680,000 issued and outstanding pro
 forma as adjusted(2)....................      --        65,330(1)     45,330
Stockholders' equity:
  Preferred Stock, $.001 par value;
   5,000,000 shares authorized, none
   issued and outstanding at June 30,
   1995..................................      --           --            --
  Common Stock, $.001 par value;
   120,000,000 shares authorized, 19,
           issued and outstanding actual,
        issued and outstanding pro forma
   as adjusted(6)........................       20           20            27
  Additional paid-in capital.............   66,050       70,050(5)     92,929
  Deferred compensation..................      (19)         (19)          (19)
  Accumulated deficit....................  (52,350)     (52,350)      (52,350)
                                           -------      -------       -------
    Total stockholders' equity...........   13,701       17,701        40,587
                                           =======      =======       =======

--------
(1) Represents (i) the proceeds of $120 million derived from the issuance of the Class A Common Stock and Class B Common Stock, net of related issuance costs of $2.5 million and (ii) $140 million from the assumed borrowings under the Senior Credit Facility, net of related issuance costs of $4 million and repayment of existing borrowings of approximately $5 million.
(2) Terms of the Class A Common Stock and Class B Common Stock enable the holders, at any time after July 1, 2005, the option to require the Company to repurchase the outstanding shares of Class A and Class B common stock for cash based on the original consideration paid for such shares on the Closing Date of the Acquisition. In accordance with SEC regulations, the Class A Common Stock and Class B Common Stock is therefore not shown as part of equity.
(3) Represents a reduction in the cash consideration to be paid by Glaxo Wellcome in exchange for assumption of the liability relating to any required asbestos remediation by Catalytica Pharmaceuticals.
(4) Reflects the estimated fair value of the 250,000 shares of junior convertible preferred stock of Catalytica Pharmaceuticals provided as additional consideration in connection with the Acquisition.
(5) Reflects the estimated fair value of the warrants provided as additional consideration in connection with the Acquisition which entitle Glaxo Wellcome, at its discretion, to purchase 2,000,000 shares of the Company's Common Stock, and the repurchase of 5,000,000 shares of Class B Common Stock at a price of $4.75 per share.
(6) Excluding            shares of Common Stock reserved for issuance under
    the Company's current employee benefit plans, pursuant to which options to
    purchase         shares are outstanding, including currently exercisable
    vested options to purchase          shares.

                          PRICE RANGE OF COMMON STOCK

  Catalytica's Common Stock is traded on The Nasdaq National Market under the symbol "CTAL." The following table sets forth the range of high and low closing prices of Catalytica's Common Stock as reported by The Nasdaq National Market by quarter for 1995, 1996 and 1997.

                                                                HIGH      LOW
                                                               ------- ---------
     1995
     First Quarter............................................ $ 4 3/4 $ 2
     Second Quarter...........................................   4 5/8   3 1/8
     Third Quarter............................................   5 5/8   3 1/4
     Fourth Quarter...........................................   5 5/8   3 3/4
     1996
     First Quarter............................................   4 3/8   3 3/4
     Second Quarter...........................................   5       3 3/4
     Third Quarter............................................   4 1/8   3 5/8
     Fourth Quarter...........................................   4 1/4   3 5/8
     1997
     First Quarter............................................  11 3/4   3 56/64
     Second Quarter...........................................  13 5/8   7
     Third Quarter (through July 28, 1997)....................  14 3/8  11 3/16

  At June 30, 1997, there were approximately 244 holders of record of the
Company's Common Stock. On      , 1997, the last reported sale price of the
Common Stock on the Nasdaq National Market was $   per share.

  The market price of the Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, the results of research and development, the effectiveness and commercial viability of products of Catalytica or its competitors, changes in environmental regulations, announcements of technological innovations or new products by the Company or its competitors and changes in recommendations by financial analysts could have a significant impact on the future price of the Common Stock. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons that may be unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

                             THE WARRANT ISSUANCE

  The Company is distributing as soon as practicable after the date of this
Prospectus, at no cost, to each holder of Common Stock of record as of      ,
1997 (the "Record Date"), one Warrant for each three shares of Common Stock held on the Record Date. No Warrants to purchase fractional shares will be issued, and, accordingly, the number of Warrants to be issued to each stockholder will be rounded down to the nearest whole Warrant. Each Warrant entitles the holder to purchase one share of Common Stock at the exercise price of $4.00 (the "Warrant Price"). The Warrants will expire at 5:00 p.m.
(Pacific time) on      , 1997 (the "Warrant Expiration Date"). Warrant holders
may (i) purchase Common Stock through the exercise of their Warrants, (ii) trade their Warrants or (iii) allow this Warrant to expire unexercised.

THE WARRANTS

  Each Warrant will entitle the registered holder to purchase one share of the Company's Common Stock at the Warrant Price of $4.00 per share during the day period commencing on the date of this Prospectus. Unless extended by the Company at its discretion, the Warrants will expire at 5:00 p.m. (Pacific
Time), on the    day following the date of this Prospectus. In the event a
holder of Warrants fails to exercise the Warrants prior to their expiration, the Warrants will expire and the holder thereof will have no further rights with respect to the Warrants.

  No Warrants will be exercisable unless at the time of exercise there is a current prospectus covering the shares of Common Stock issuable upon exercise of such Warrants under an effective registration statement filed with the Commission and such shares have been qualified for sale or are exempt from qualification under the securities laws of the state or residence of the holder of such Warrants. Although the Company intends to have all shares so qualified for sale in those states where the Warrants are being offered and to maintain a current prospectus relating thereto until the expiration of the Warrants, subject to the terms of the Warrant Agreement, there can be no assurance that it will be able to do so.

  A holder of Warrants will not have any rights, privileges or liabilities as a stockholder of the Company prior to exercise of the Warrants. The Company is required to keep available a sufficient number of authorized shares of Common Stock to permit exercise of the Warrants.

  The Warrant Price and the number of shares issuable upon exercise of the Warrants will be subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions and reclassifications. No assurance can be given that the market price of the Company's Common Stock will exceed the Warrant Price at any time during the exercise period.

  The Warrants are evidenced by certificates which record holders are receiving concurrently with copies of this Prospectus.

  All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of the Warrants are the responsibility of the holder of the Warrants and none of such commissions, fees or expenses shall be paid by the Company.

METHOD OF OFFERING

  The Warrant Issuance is being made directly by the Company. The Company will not pay any underwriting discounts or commissions, finders fees or other remuneration in connection with any distribution of the Warrants or sales of the shares of the underlying Common Stock offered hereby, other than the fees paid to ChaseMellon Shareholder Services, L.L.P. (the "Warrant Agent") as Warrant Agent. The Company estimates that the expenses of the Warrant Issuance will be approximately $400,000.

EXERCISE OF WARRANTS AND WARRANT AGENT

  Warrant holders may exercise the Warrant by properly completing and signing the subscription form on the Warrant, including, if required, a signature guarantee from an eligible institution, and mailing or delivering the Warrant to the Warrant Agent, together with payment of the aggregate Warrant Price in full (in United States dollars). A holder may exercise Warrants in whole or in part, but no Warrants may be exercised for fractional shares.

  Warrants and payment should be mailed or delivered by hand or overnight courier by such holders to:

              IF BY MAIL:                 IF BY HAND OR OVERNIGHT COURIER:
   ChaseMellon Shareholder Services,      ChaseMellon Shareholder Services,
                 L.L.P.                                L.L.P.
   ---------------------------------  ----------------------------------------

   ---------------------------------  ----------------------------------------

   ---------------------------------  ----------------------------------------

  The Warrant Agent's telephone number is                 .

  Payment of the Warrant Price may be made by wire transfer, certified or official bank check, bank draft or money order payable to the order of ChaseMellon Shareholder Services, L.L.P., as Warrant Agent, for all shares of Common Stock subscribed for. Wire transfers should be sent to: ChaseMellon
Shareholder Services, ABA:        , Account No:        , Account Name:
ChaseMellon Shareholder Services.

  The Warrant Price will be considered to have been paid only upon clearance of the wire transfer, certified or official bank check, bank draft or money order tendered therefor. All funds received by the Warrant Agent from the exercise of the Warrants will be deposited upon receipt. Pending issuance of certificates representing shares of Common Stock, funds received for the exercise of Warrants will be held in a segregated escrow account.

  ONCE A HOLDER HAS EXERCISED A WARRANT, THE EXERCISE MAY NOT BE REVOKED.

  TO BE ACCEPTED, THE PROPERLY COMPLETED WARRANTS AND PAYMENT WITH RESPECT TO THE WARRANT PRICE MUST BE RECEIVED BY THE COMPANY BEFORE 5:00 P.M., (PACIFIC
TIME), ON         , 1997.

  THE INSTRUCTIONS ACCOMPANYING THE WARRANTS SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. WARRANTS SHOULD BE SENT WITH PAYMENT TO THE WARRANT AGENT. DO NOT SEND WARRANTS TO THE COMPANY.

  Questions relating to the method of exercise and requests for additional copies of this Prospectus should be directed to the Warrant Agent at
                  .

EXPIRATION OF WARRANTS

  THE WARRANTS WILL EXPIRE AND BECOME VOID AT 5:00 P.M., (PACIFIC TIME), ON
        , 1997 (the "Warrant Expiration Date").

  Warrants not exercised prior to the Warrant Expiration Date will no longer be exercisable and will be canceled without further action. The Company will not be obligated to honor any purported exercise of Warrants received by the Warrant Agent after the Warrant Expiration Date. The Company reserves the right, in its sole discretion, to extend the Warrant Expiration Date in order to deal with any unforeseen contingencies relating to the issuance of the Warrant Issuance, but does not currently expect to extend the Warrant Expiration Date.

DELIVERY OF CERTIFICATES

  Certificates representing the shares of Common Stock subscribed for will be issued and delivered as soon as practicable after payment of the Warrant Price. Holders of Warrants will have no rights as stockholders of the Company until stock certificates representing the shares of Common Stock subscribed for are issued to them.

RISK OF DELIVERY AND PAYMENT; DELIVERY BY MAIL

  The risk of method of delivery of all documents and payment is on subscribers, not the Company. If the mail is used, it is recommended that insured, registered mail be used and that a sufficient number of days be allowed to ensure delivery to the Warrant Agent before the Warrant Expiration Date.

TRANSFER OF WARRANTS

  The Company has applied to have the Warrants approved for quotation on The Nasdaq National Market under the Symbol "CTALW."

NOMINEE HOLDERS

  Holders on the Record Date who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities (a "Nominee Record Date Holder"), should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions and certain beneficial owner certifications with respect to their Warrants, all as included in the instructions distributed by Nominee Record Date Holders to beneficial owners. If a beneficial owner so instructs, the Nominee Record Date Holder should complete the appropriate subscription form on the Warrants and submit them to the Warrant Agent with the proper payment. In addition, beneficial owners of Common Stock or Warrants held through such Nominee Record Date Holder should contact the Nominee Record Date Holder and request the Nominee Record Date Holder to effect transactions in accordance with the beneficial owner's instructions.

PROCEDURES FOR DTC PARTICIPANTS

  It is anticipated that the exercise of the Warrants may be effected through the facilities of The Depository Trust Company ("DTC").

INTERPRETATION

  All questions as to the validity, form, eligibility, including time of receipt, and acceptance of any exercise will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any exercise if it is not in proper form or if the acceptance thereof or the issuance of Common Stock pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular exercise. The Company shall not be under any duty to give notification of any defects or irregularities in exercises, nor shall it incur any liability for failure to give such notification. Warrants will not be deemed to have been exercised until any such defects or irregularities have been cured or waived within such time as the Company shall determine. Warrant exercises with defects or irregularities which have not been cured or waived will be returned by the Company to the appropriate holder of the Warrants as soon as practicable.

STATE AND FOREIGN SECURITIES LAWS

  The Warrants may not be exercised by any person, and neither this Prospectus nor any Warrants shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock in any jurisdiction in which such transactions would be unlawful. The Company believes that any action required of the Company has been taken in all jurisdictions of the United States to permit exercises of the Warrants and purchases of the Common Stock by the stockholders of the Company. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the Warrants or the Common Stock. Consequently, the Company may reject subscriptions pursuant to the exercise of Warrants by any holder of Warrants outside the United States, and the Company may also reject subscriptions from holders in jurisdictions within the United States if it should later determine that it may not lawfully issue shares to such holders, even if it could do so by qualifying the shares for sale or by taking other actions in such jurisdictions.

SUMMARY OF ANTICIPATED EFFECTS OF THE WARRANT ISSUANCE; DILUTION

  The Warrant Issuance will have a material effect on the Company and on the holders of the Company's Common Stock. The Warrant Issuance may result in a significant dilution of the voting interests of the Company's Common Stockholders, depending on the participation of the Stockholders in the Warrant Issuance. Such dilution would reduce a Common Stockholder's ownership interest in the Company.

  The following table sets forth the equity ownership of the Company as of July 31, 1997 (i) prior to the consummation of the Warrant Issuance and (ii) after the Warrant Issuance and the repurchase of Class A Common Stock and Class B Common Stock from MSCP (assuming exercise of all of the Warrants to be issued hereby).

                                      BEFORE WARRANT    AFTER WARRANT
                                         ISSUANCE          ISSUANCE
                                     ----------------  ----------------
                                     NUMBER OF         NUMBER OF
                                       SHARES     %      SHARES     %
                                     ---------- -----  ---------- -----
     Public......................... 19,905,000  39.9% 26,540,000  51.5%
     MSCP........................... 30,000,000  60.1% 25,000,000  48.5%
                                     ---------- -----  ---------- -----
       Total........................ 49,905,000 100.0% 51,540,000 100.0%
                                     ========== =====  ========== =====

WARRANT EXERCISE

  The exercise of the Warrants is subject to the availability of a Warrant Exercise Prospectus. The Company has agreed to keep the Registration Statement of which the Warrant Exercise Prospectus forms a part effective in order to permit such exercises.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the anticipated federal income tax consequences of the Warrant Issuance. This summary is based on current law, is for general information only and is not based upon or supported by a ruling of the Internal Revenue Service (the "Service") or an opinion of counsel. The tax treatment of a holder of Warrants or Common Stock acquired on the exercise of a Warrant may vary depending upon his or her particular situation. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. EACH HOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF RECEIVING, HOLDING, EXERCISING AND DISPOSING OF THE WARRANTS OR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND PENDING TAX LAWS.

WARRANTS

  Receipt of Warrants. The Company intends to treat the Warrant Issuance as a nontaxable distribution pursuant to Section 305(a) of the Internal Revenue Code of 1986, as amended (the "Code"). However, the law applicable to the receipt of the Warrant Issuance is not entirely clear and the Service may take the position that the Warrant Issuance constitutes a taxable distribution under Section 301 of the Internal Revenue Code (the "Code"). In this event, a holder receiving a Warrant would be considered to have received a distribution on the date of distribution of the Warrant (the "Distribution Date"), in an amount equal to the fair market value of the Warrant received. Although the Company has an accumulated deficit in earnings and profits, to the extent the Company has current earnings and profits in the taxable year of the Warrant Issuance, if the distribution were treated as a taxable distribution, the distribution would be treated first as a dividend taxable as ordinary income, next as a nontaxable recovery of the adjusted tax basis in the Common Stock with respect to which the Warrant was distributed and finally as gain from the sale or exchange of such Common Stock. A holder's tax basis in a Warrant received in a taxable distribution would equal the fair market value of the Warrant as of the Distribution Date and the holding period of the Warrant would commence on the Distribution Date.

  Under the Company's intended treatment (i.e., treating the Warrant Issuance as a nontaxable distribution), if a Warrant is exercised, the tax basis of the Warrant in the hands of a holder will be determined by allocating the holder's tax basis in his shares of Common Stock with respect to which the Warrant was distributed between such shares of Common Stock and the Warrant, in proportion to their relative fair market values on the Distribution Date. If, however, the fair market value of the Warrant on the Distribution Date is less than 15% of the fair market value of the shares of Common Stock with respect to which the Warrant was distributed, the holder's tax basis in the Warrant will be deemed to be zero unless the holder affirmatively elects, in accordance with Treasury Regulations, to apportion his or her tax basis in accordance with the preceding sentence. The holding period of a Warrant will include the holding period for the shares of Common Stock with respect to which the Warrant was distributed.

  Exercise of Warrants. No gain or loss will be recognized by a holder of Warrants upon exercise of the Warrants for cash. The adjusted tax basis of a holder of Common Stock acquired upon exercise of Warrants will be equal to the sum of the holder's adjusted tax basis in the exercised Warrants and the Warrant Price. The holding period for Common Stock acquired upon exercise of Warrants will commence on the date of such exercise.

  Disposition of Warrants. The sale or other disposition of Warrants will result in the recognition of gain or loss by the holder of such Warrant in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the Warrant (determined as discussed above). Gain or loss will be capital gain or loss if the Warrant was held as a capital asset, and will be long-term capital gain or loss if the Warrant has a holding period for tax purposes of more than one year. As discussed above, the date on which the holding period for the Warrant commences will depend on whether the Warrant is treated as a non-taxable distribution or as a distribution taxable under Section 301 of the Code.

  Expiration of Warrants Without Exercise. A holder of a Warrant who allows it to expire without exercise may not allocate any tax basis to the unexercised Warrant and will therefore not sustain a loss because of its expiration.

COMMON STOCK

  Disposition of Common Stock. The sale or other disposition of Common Stock acquired on exercise of a Warrant will result in the recognition of gain or loss by the holder of such Common Stock in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the Common Stock. Gain or loss will be capital gain or loss if the Common Stock was held as a capital asset, and will be long-term capital gain or loss if the Common Stock has a holding period for tax purposes of more than one year. The holding period of shares of Common Stock acquired by exercise of the Warrants commences on the date such Warrants are exercised.

                         DESCRIPTION OF CAPITAL STOCK

  As of July 31, 1997, the authorized capital stock of the Company consists of 120,000,000 shares of Common Stock, of which 73,000,000 have been designated Common Stock, $0.001 par value, 30,000,000 have been designated Class A Common Stock, $0.001 par value, and 17,000,000 have been designated Class B Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

  As of July 31, 1997, there were 49,905,790 shares of Common Stock
outstanding held of record by approximately    stockholders. Holders of Common
Stock are entitled to one vote per share on all matters to be voted upon by the stockholders except that, upon giving of a notice required by law, stockholders may cumulate their votes in elections of directors. Subject to preferences that may be applicable to the Class A Common Stock and Class B Common Stock described below and any Preferred Stock that may be issued in the future, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the Company, and subject to the prior rights of holders of the Class A Common Stock and Class B Common Stock described below and any outstanding shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon exercise of the Warrants will be fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, qualifications, preferences, privileges, limitations and restrictions of each such series, including dividend rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. There are no shares of Preferred Stock outstanding and the Company has no present plans to issue any additional Preferred Stock.

CLASS A COMMON STOCK

  As of July 31, 1997, there were 13,270,000 shares of Class A Common Stock outstanding held of record by MSCP. The Class A Common Stock has the following rights and preferences:

  Voting. The Class A Common Stock votes together with the Common Stock as a single class, except that so long as MSCP owns in the aggregate not less than 20% of the Company's outstanding Common Stock, a separate class vote of the Class A Common Stock will be required for (i) the issuance of any additional capital stock that ranks senior or pari passu to the Class A Common Stock or Class B Common Stock, (ii) any changes to the Company's Certificate of Incorporation that would adversely affect the rights of the Class A Common Stock or Class B Common Stock, and (iii) any merger or consolidation of the Company that has an effect on the Class A Common Stock or Class B Common Stock substantially similar to (i) or (ii) above. In addition, the approval of a majority of the outstanding shares of Class A Common Stock will be required before the Company can enter into any arrangements which would affect the capital structure or financing of the operations of the Company in excess of $5,000,000 annually, other than an extension or renewal of any existing indebtedness, (b) to authorize changes to the aggregate cash or equity compensation of senior corporate officers of the Company and its subsidiaries, or (c) to merge or consolidate the Company with or into another corporation or the sale, transfer or lease all or substantially all of the assets of the Company.

  Dividends. There shall be no dividends on the Class A Common Stock. If a dividend is paid on the Common Stock, the holders of the Class A Common Stock shall be entitled to receive an amount equal to the amount which would have been paid had the Class A Common Stock been converted to Common Stock in accordance with its terms.

  Catalytica has never declared or paid cash dividends on its capital stock. The Company currently intends to retain its earnings to finance the operation and expansion of its business and therefore does not expect to pay any cash dividends in the foreseeable future.

  Conversion. Each share of Class A Common Stock may be converted at the option of the holder into shares of Common Stock at the then effective conversion price. Each share of Class A Common Stock shall automatically convert into Common Stock (i) upon any transfer by MSCP, including any distribution to its partners or affiliated entities, or (ii) if less than 10% of the shares of Class A Common Stock initially issued are outstanding. The conversion price initially shall be $4.00 per share and shall be subject to adjustment in certain cases as described below. The Company may issue up to $25,000,000 of aggregate amount of capital stock or warrants to stockholders of the Company prior to May 31, 1998 without triggering an adjustment to the conversion price of the Class A Common Stock. In addition, the Company may issue in the aggregate up to an additional $2,500,000 of capital stock or warrants to stockholders of the Company without triggering an adjustment to the conversion price of the Class A Common Stock provided that such additional capital stock is issued in connection with the exercise of the warrants from the Warrant Issuance.

  Liquidation Preference. The liquidation preference of the Class A Common Stock ranks senior to all other common stock and preferred stock at any time outstanding of the Company unless agreed to by MSCP. The liquidation preference of the Class A Common Stock will be equal to the greater of (i) $4.00 per share plus any accrued and unpaid dividends, (the "Liquidation Preference") and (ii) the amount that holders thereof would have received in such liquidation had the Class A Common Stock been converted to Common Stock in accordance with its terms. For purposes of this provision, any merger, consolidation or other business combination as a result of which the stockholders of the Company immediately before such transaction own less than 50% of the total voting power of the surviving corporation or the sale of all or substantially all of the assets of the Company shall in each case be deemed a liquidation of the Company.

  Other Terms. Appropriate adjustments shall be made to the liquidation and conversion rights of the Class A Common Stock in cases of (a) stock splits, reclassifications, stock dividends, rights offerings and similar events to existing holders of Common Stock, and (b) in the event of issuance of Common Stock or securities which are convertible into or which provide the right to purchase Common Stock at less than fair market value at the time of issuance, except in the case of shares or options issued or provided (i) upon conversion of the Class A Common Stock or Class B Common Stock; (ii) to employees, officers, directors and consultants of the Company pursuant to any employee stock incentive plans or agreements; (iii) as a dividend or distribution on the Class A Common Stock or Class B Common Stock; (iv) in connection with the Acquisition of the assets or voting securities of another corporation or entity; (v) upon exercise of warrants issued to Glaxo Wellcome in connection with the Acquisition; (vi) upon issuance of up to $25,000,000 aggregate amount of capital stock and/or warrants of the Company to stockholders of the Company at any time prior to May 31, 1998; and (vii) in an underwritten public offering that results in gross proceeds in excess of $5.0 million to the Company.

CLASS B COMMON STOCK

  As of July 31, 1997 there were 16,730,000 shares of Class B Common Stock outstanding, which were held of record by MSCP.

  The Class B Common Stock has the same powers, preferences and rights described above as the Class A Common Stock, except that the Class B Common Stock is convertible into Class A Common Stock, has no voting rights (except as required by Delaware law) and has no right to vote for the election of directors. The shares of Class B Common Stock will, upon any transfer of such shares by MSCP, be automatically converted into a like number of shares of Common Stock, subject to adjustment upon certain events with respect to the Common Stock. The shares of Class B Common Stock are convertible at the option of MSCP into Common Stock or Class A Common Stock so long as such conversion results in MSCP holding 40% or less of the Company's outstanding voting securities.

REGISTRATION RIGHTS

  As of July 31, 1997, the holders of approximately     shares of Common Stock
are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). Under the terms of an agreement between the Company and such holders, holders of at least 50% of the registrable shares may request, subject to certain limitations, that the Company use it best efforts to register the securities for public resale. The holders may request such registration on no more than five occasions and the Company may, upon giving notice to the holders, defer such registration for up to six months after the effective date of any public offering. In addition, under the terms of such agreement, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, the holders are entitled to notice of such registration and are entitled to include shares of Common Stock therein; provided, among other conditions, that the underwriters have the right to limit the number of shares included in such registration. In addition, the stockholders holding these rights may require the Company to file registration statements on Form S-3 under the Securities Act with respect to such shares so long as the anticipated aggregate price to the public of any such registration statement would exceed $500,000. The Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations, including, but not limited to, applicable securities laws.

  In addition, MSCP has the right, at any time after July 1, 1998, to request the Company to effect a registration (a "Registration Request") of shares of Common Stock issuable upon conversion of the Class A Common Stock and Class B Common Stock held by it with an aggregate offering price of at least $15 million. MSCP is entitled to four Registration Requests. Registration Requests may not be made within six months of any other Registration Request. In addition, in the event the Company proposes to register any of its securities for its own account or the account of any of its stockholders (other than certain registrations relating solely to a stock option or other similar employee benefit plan), MSCP will have the right, upon a timely request and subject to a right of priority in favor of the Company, to have the Common Stock issuable upon conversion of the Class A Common Stock and Class B Common Stock included in such registration. All expenses of registration will be borne by the Company, but any underwriters' fees, discounts or commissions will be borne by MSCP.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is ChaseMellon Shareholder Services, L.L.C.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the issuance of the Common Stock issuable upon exercise of the Warrants will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The Financial Statements of the Company at December 31, 1994, 1995 and 1996, and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                               -----------------

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Prospectus Summary.........................................................   4
Risk Factors...............................................................   6
Use of Proceeds............................................................  14
Capitalization.............................................................  15
Price Range of Common Stock................................................  16
The Warrant Issuance.......................................................  17
Certain Federal Income Tax Consequences....................................  21
Description of Capital Stock...............................................  22
Legal Matters..............................................................  25
Experts....................................................................  25

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            COMMON STOCK PURCHASE WARRANTS

                                CATALYTICA, INC.


                               -----------------

                                   PROSPECTUS

                               -----------------


                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                     [FORM OF WARRANT EXERCISE PROSPECTUS]

                   SUBJECT TO COMPLETION, DATED JULY 31, 1997

                                CATALYTICA, INC.

                              SHARES OF COMMON STOCK

  This Prospectus relates to            shares of Common Stock, par value
$0.001 per share (the "Common Stock"), of Catalytica, Inc. (the "Company")
issuable upon the exercise of          Common Stock Purchase Warrants (the
"Warrants") issued by the Company in connection with a Warrant Issuance
on     , 1997. The Common Stock is quoted on The Nasdaq National Market under
the symbol "CTAL." On     , 1997, the closing price of the Common Stock was $
per share.

                                  -----------

  THE COMMON STOCK OFFERED HEREBY OFFERS A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                  -----------

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      UNDERWRITING
                                                      DISCOUNTS AND  PROCEEDS TO
                                      PRICE TO PUBLIC COMMISSIONS(1)  COMPANY(2)
--------------------------------------------------------------------------------
Per Share...........................       $4.00          none            $4.00
--------------------------------------------------------------------------------
Total (3)...........................    $                 none        $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Shares are being offered and sold directly by the Company, and no commissions or other remuneration is intended to be paid to any person for soliciting purchases of the shares in this Offering.

(2) Before deducting expenses payable by the Company estimated at $400,000.

(3) Assumes the exercise of all Warrants to be issued hereby.

                                  -----------

                   The date of this prospectus is      , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS,
AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN
OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO,
OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL,
UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE
IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                               -----------------

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Prospectus Summary.........................................................   4
Risk Factors...............................................................   6
Use of Proceeds............................................................  14
Capitalization.............................................................  15
Price Range of Common Stock................................................  16
The Warrant Issuance.......................................................  17
Certain Federal Income Tax Consequences....................................  21
Description of Capital Stock...............................................  22
Legal Matters..............................................................  25
Experts....................................................................  25

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              SHARES OF COMMON STOCK

                                CATALYTICA, INC.


                               -----------------

                                   PROSPECTUS

                               -----------------


                                        , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth all expenses payable by the Registrant, in connection with the offering.

   ITEM
   ----
   Registration fee..................................................  $  8,043
   Nasdaq application fee............................................    54,000
   Blue Sky fees and expenses........................................     5,000
   Printing and engraving expenses...................................   150,000
   Legal fees and expenses...........................................    56,000
   Accounting fees and expense.......................................    25,000
   Transfer Agent and Registrar fees.................................     5,000
   Warrant Agent fees................................................     5,000
   Miscellaneous.....................................................    91,957
                                                                       --------
     Total...........................................................  $400,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes a corporation to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act, Article Ninth of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto;) and Article VI, Sections 6.1 and 6.2 of the Registrant's Bylaws (Exhibit 3.2 hereto) provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware Corporation Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.11 hereto) with its officers and directors.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   4.1*  Form of Registrant's Common Stock certificate.
   4.2   Form of Registrant's Common Stock Purchase Warrant.
   4.3   Form of Warrant Agreement between the Registrant and Chase Mellon
         Shareholder Services, LLC.
   5.1** Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
  23.1   Consent of Ernst & Young LLP, Independent Auditors.
  23.2   Consent of Counsel (included in Exhibit 5.1).
  24.1   Power of Attorney (See page II-3).

--------
 * Incorporated by reference to the Exhibit filed with the Company's Registration Statement on Form S-1 (Registration Statement No. 33-55696).
** To be filed by amendment.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) for the purposes of determining any liability under the Securities Act of 1993, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) for the purpose of determining any liability under the Security Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IS HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MOUNTAIN VIEW, STATE OF CALIFORNIA, ON THE 30TH DAY OF JULY, 1997.

                                          CATALYTICA, INC.

                                                  /s/ Ricardo B. Levy
                                          By __________________________________
                                                     Ricardo B. Levy
                                              President and Chief Executive
                                                         Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS RICARDO B. LEVY AND LAWRENCE W. BRISCOE AND EACH OF THEM, HIS ATTORNEYS-IN-FACT, EACH WITH THE POWER OF SUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO SIGN ANY REGISTRATION STATEMENT FOR THE SAME OFFERING COVERED BY THIS REGISTRATION STATEMENT THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO RULE 462(B) PROMULGATED UNDER THE SECURITIES ACT OF 1933, AND ALL POST-EFFECTIVE AMENDMENTS THERETO, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO IN ALL DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SUCH ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR HIS OR THEIR SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AS OF THE 30TH DAY OF JULY, 1997.

                  SIGNATURE                                TITLE
                  ---------                                -----

            /s/ Ricardo B. Levy              President, Chief Executive
 ___________________________________________  Officer (Principal Executive
               Ricardo B. Levy                Officer)
                                              and Director


           /s/ James A. Cusumano             Chairman of the Board and Chief
 ___________________________________________ Technical Officer
              James A. Cusumano


          /s/ Lawrence W. Briscoe            Vice President, Finance and
 ___________________________________________ Administration, and Chief
             Lawrence W. Briscoe             Financial Officer (Principal
                                             Accounting and Financial Officer)


              /s/ Utz Felcht                 Director
 ___________________________________________
                 Utz Felcht

                  SIGNATURE                    TITLE
                  ---------                    -----
            /s/ Richard Fleming              Director
 ___________________________________________
               Richard Fleming


             /s/ Ernest Mario                Director
 ___________________________________________
                Ernest Mario


            /s/ Yoshindo Tomoi               Director
 ___________________________________________
               Yoshindo Tomoi


           /s/ John A. Urquhart              Director
 ___________________________________________
              John A. Urquhart

                                CATALYTICA, INC.

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                          DESCRIPTION                          PAGE
 -------                         -----------                          ----
   4.1*  Form of Registrant's Common Stock certificate.
   4.2   Form of Registrant's Common Stock Purchase Warrant.
   4.3   Form of Warrant Agreement between the Registrant and Chase
         Mellon Shareholder Services, LLC.
   5.1** Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation.
  23.1   Consent of Ernst & Young LLP, Independent Auditors.
  23.2   Consent of Counsel (included in Exhibit 5.1).
  24.1   Power of Attorney (See page II-3).

--------
 * Incorporated by reference to the Exhibit filed with the Company's Registration Statement on Form S-1 (Registration Statement No. 33-55696).
** To be filed by amendment.